EXHIBIT 99.(a)(1)(B)

[communication to be in email format]

To NVIDIA Corporation Employees:

A cornerstone of our success has been the motivation of our employees through appropriate levels of cash and equity compensation. In connection with our commitment to appropriate levels of equity compensation, we are pleased to announce that NVIDIA’s Board of Directors has approved a proposal allowing eligible employees to exchange outstanding stock option grants with exercise prices equal to or greater than $27.00 per share for shares of our Common Stock. A portion of the shares of Common Stock to be issued upon exchange of eligible stock option grants will be subject to holding restrictions, as set forth in detail in the enclosed documents. Our decision to allow eligible employees to exchange stock options is designed to improve employee morale by realigning our equity compensation structure to more closely reflect the current market and economic conditions.

We originally granted options to our employees for the following purposes:

•	to provide our employees with an opportunity to acquire or increase a financial interest in NVIDIA, thereby creating a stronger incentive to assist in achieving our corporate goals;

•	to attract and motivate our employees; and

•	to strengthen the alignment of interests between our employees and our stockholders.

NVIDIA, in its discretion, has decided to offer this opportunity because many of our employees’ options—whether or not they are currently exercisable—have exercise prices significantly higher than the current market price of our Common Stock, and therefore may be unlikely to be exercised in the near future.

Program participation is entirely voluntary, and although our Board of Directors has approved this offer, we make no recommendation as to whether or not you should tender your options for exchange. Please note that several events could each cause the offer to be terminated, postponed or amended, including the occurrence of certain legal or regulatory actions, an event that requires the extension of the termination date beyond October 24, 2002, a material change in our business, and other events as described in the attached documents.

The enclosed documents provide a detailed description of the terms of the offer, the employees who may participate, the conditions to exchanging your options, the risks involved with participating, and other important information. You should carefully read the enclosed materials and understand all aspects of the exchange offer before deciding whether or not to participate. We also recommend that you consult with your personal tax and financial advisors before you make your participation decision. If you decide to participate, please follow the procedures outlined in the enclosed documents. Please note that this offer expires at 12 midnight, Pacific Time, on October 24, 2002 (unless otherwise extended) and your election document and any subsequent change(s) to that election must be received by Stock Administration on or before that deadline.

As we continue on our mission to build a great company, we want to personally thank you all for your hard work, commitment and professionalism.

Sincerely,

NVIDIA Corporation